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                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1997 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       December 31, 1998              | SEC FILE NUMBER  |
                      ------------------------------------  |    001-11763     |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    893934 10 9   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

          TRANSMONTAIGNE INC.
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Full Name of Registrant

          TRANSMONTAIGNE OIL COMPANY
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Former Name if Applicable

          370 17th ST., SUITE 2750
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Address of Principal Executive Office (Street and Number)

          DENVER, COLO. 80202
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City, State and Zip Code
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Registrant is unable to complete and timely file the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 (the "Report") due to the combination of several factors. First, Registrant, as noted on Forms 8-K and 8-K/A previously filed, acquired Louis Dreyfus Energy Corp. ("LDEC") on October 30, 1998, effectively doubling the size of Registrant's business. The quarter ended December 31, 1998 represents the first quarter in which the combined operations of Registrant and LDEC will be reported. The respective size of the two operations and the need to report under the different accounting methods utilized by each, has substantially increased the complexity of reporting the combined quarterly results. Secondly, due to an outbreak of influenza in the Registrant's corporate offices occurring within the last week, certain individuals responsible for the preparation of the Form 10-Q Report, including the General Counsel and the Chief Accounting Officer, who are chiefly responsible for both the written and accounting presentations, have been and remain ill and have not been able to direct their energies toward completion of the Report. The absence of these individuals and the resultant inability to provide guidance to their support staff, coupled with the complexity of the preparation of the initial Report of the combined operations of Registrant and LDEC, has resulted in Registrant's inability to properly and timely prepare and file the Report. Given the additional time period within which to file the Report, these individuals and their support staff will be able to finalize and timely file the Report.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              RODNEY S. PLESS                 501               521-5565
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             TRANSMONTAIGNE INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  2/17/99                           By  /s/ RODNEY S. PLESS
    ----------------------------------    --------------------------------------
                                            Rodney S. Pless
                                            Vice President and Controller
                                            (Chief Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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PART IV - OTHER INFORMATION

(3) Registrant expects that significant changes in its results of operations from the corresponding periods of the prior year will be reflected in the consolidated statements of operations to be included in the quarterly report on Form 10-Q to be filed for the period ending December 31, 1998. First, as noted above in Part III and as described in the Forms 8-K and 8-K/A previously filed on November 11, 1998 and January 5, 1999, respectively, the effect of the acquisition of LDEC and resultant combination of its business with that of Registrant will be to approximately double the size of Registrant's operations. The quarter ended December 31, 1998 represents the first quarter in which these combined operations will be reported and will reflect a substantial increase in consolidated assets and liabilities, as well as in revenues and net earnings before the non-cash lower of cost or market inventory write-down adjustment referred to below. Second, at December 31, 1998, the market value of the refined product inventory of TransMontaigne Product Services Midwest Inc. (TPSI-Midwest), one of the principal operating subsidiaries of Registrant, was approximately $20,800,000 less than its LIFO carrying cost. TPSI-Midwest policy is to defer recognition of lower of cost or market adjustment to inventory due to price declines at interim reporting dates, unless the price declines are not expected to be restored by its June 30 fiscal year end. Registrant has reviewed its inventory position at December 31, 1998 and, considering the current and prospective impact of the price declines in refined petroleum products due to market conditions, believes that a portion of the price declines may not be temporary and restored by June 30, 1999. As a result, a non-cash lower-of-cost or market inventory write-down adjustment of approximately $8,600,000 will be recognized and charged to product costs as of December 31, 1998.

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T. ((S) 232.13(b) of this chapter.